EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-02

Mercator Minerals Reports Record Production for 2011
and Provides 2012 Guidance

Copper equivalent production of 80.3 million pounds in 2011
Year over year copper equivalent growth of 12% to 25% expected in 2012

Vancouver, British Columbia – January 16, 2012 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to announce its production results for the three months and year ended December 31, 2011, along with 2012 guidance for production, capital expenditures and average cash costs from its wholly-owned Mineral Park Mine in Arizona.  With the successful completion of the Phase II mill expansion and improving operating efficiencies planned for 2012, the Company expects to produce 90 to 100 million copper equivalent(3) pounds in 2012.

Fourth Quarter 2011 Highlights
●	Record production levels of:
o	Total copper production of 11.3 million pounds
o	Molybdenum production of 2.3 million pounds
o	Silver production of 204,000 ounces
●	Record recovery of copper of 80.1%
●	Record tons milled of 4.0 million tons
●	Record tons mined of 6.7 million tons
●	Completed a consecutive 90-day performance test of more than 45,000 tons per day throughput

2011 and Q4-2011 Production
With the successful completion of the Phase II mill expansion in the third quarter of 2011, Mineral Park Mine achieved record copper and molybdenum production for both the fourth quarter and year 2011. Copper equivalent(1) production for 2011 was a record 80.3 million pounds; comprised of 42.4 million pounds of copper in concentrates and cathode, 7.0 million pounds of molybdenum in concentrates and 721,000 ounces of silver. Production for the fourth quarter totalled 23.6 million copper equivalent(1) pounds, comprised of 11.3 million pounds of copper in concentrates and cathode, 2.3 million pounds of molybdenum in concentrates and 204,000 ounces of silver.

4th Quarter and Annual 2011 Operating Details

Production(2)	Q4 2011	2011
Copper in concentrate (pounds)	10,105,979	38,831,758
Cathode copper (pounds)	1,186,454	3,591,920
Total copper (pounds)	11,292,433	42,423,678
Molybdenum in concentrate (pounds)	2,287,153	7,034,413
Silver (ounces)	204,040	721,442
Copper equivalent (1) (pounds)	23,620,189	80,339,170
Mine
Total tons mined	6,690,903	23,157,997
Mill tons mined	3,827,136	12,026,438
Leach tons mined	1,124,797	4,841,247
Low grade tons mined	174,231	1,895,499
Waste tons mined	1,564,739	4,394,813

Production(2)	Q4 2011	2011
Mill
Tons processed	4,072,242	12,958,770
Tons processed per day	44,264	35,503
Copper grade (%)	0.16	0.19
Molybdenum grade (%)	0.039	0.039
Silver grade (oz/t)	0.112	0.113
Recoveries
Copper (%)	80.1	77.2
Molybdenum (%)	71.6	70.1
Silver (%)	44.6	49.3
Concentrates (2)
Copper concentrates (dry tons)	26,574	109,097
Copper (%)	19.0	17.8
Silver (oz/t)	7.7	6.6
Molybdenum concentrates (dry lbs)	4,855,567	14,661,273
Molybdenum (%)	47.1	48.0
(1)	Copper equivalent is calculated using a molybdenum/copper ratio of 5.39, the 2011 average.
(2)	Adjustments based on final settlements will be made in future periods.

Previous guidance for the fourth quarter 2011 was 12.5 million pounds of copper in concentrates and cathode, and 2.3 million pounds of molybdenum in concentrates, or 24.8 million pounds on a copper equivalent(1) basis.  Fourth quarter 2011 production was 11.3 million pounds of copper in concentrates and cathode and 2.3 million pounds of molybdenum in concentrates or approximately 23.6 million pounds on a copper equivalent(1) basis.

Copper production was lower than expected in the fourth quarter as mill throughput was impacted by the processing of harder ore from the Turquoise pit at Mineral Park.  Taking into consideration the harder than expected ore in the Turquoise pit portion of the mine, plans have been accelerated to install a pebble crusher in the SAG mill circuit.  The pebble crusher should reduce the size of the material being re-circulated in the SAG mill and also allow more material to be processed through the ball mills, which presently have available excess grinding capacity.  The new pebble crusher is expected to be installed by the end of the second quarter 2012. Despite the lower throughput rates, molybdenum production met previous guidance due to higher molybdenum grades and higher recovery rates.

“Mineral Park operations went very well during the quarter, its first full quarter since the completion of Phase II mill expansion. During the quarter, the mill completed a consecutive 90-day completion test which required an average throughput rate of over 45,000 tons per day. Also during this 90-day period, we were pleased to see the mill achieve higher average copper and molybdenum recovery rates of nearly 80% and over 73%, respectively”, says Bruce McLeod, President and CEO of Mercator. “We now have a better understanding of the harder ores in the Turquoise pit, so the ore feed from this pit will be  blended with ores from the Central pit to ensure optimal performance to maximize throughput and recovery rates at the mill until the pebble crusher is installed.”

2012 Guidance
“We have high expectations for the coming year,” commented Bruce McLeod, President and CEO of Mercator. “Our goals for Mineral Park in 2012 are to maximize cash flows by increasing throughput rates, lowering unit costs and sustaining targeted recovery rates through the year.  At El Pilar, we continue to ensure this very attractive copper project achieves construction-ready status as soon as possible while continuing to find value accretive financing for the mine development. At El Creston, we will be releasing the feasibility study shortly, which will provide a valuation update of this robust moly/copper project.”

Guidance for Mineral Park Mine for the year ending ended December 31, 2012
Production
Copper in concentrate (million lbs)	45.6 - 50.7
Cathode copper (million lbs)	3.6
Total copper (million lbs)	49.2 - 54.3
Molybdenum in concentrate (million lbs)	9.0 - 10.0
Silver (000s ounces)	455
Copper equivalent (3) (million lbs)	90.3 – 100.0
Average copper grade (%)	0.17%
Average molybdenum grade (%)	0.037%
Average copper recoveries (%)	80.0%
Average molybdenum recoveries (%)	75.0%
Average cash costs (4) (US$/lb)
Copper in concentrate produced	$2.25 - $2.35
Copper cathode produced	$1.40
Total copper produced	$2.20 - $2.30
Molybdenum produced	$10.00 - $10.50
Capital expenditures (US$)	$9.2

(3) Copper equivalent for 2012 is calculated using a molybdenum/copper ratio of 4.53.  This includes the company’s estimate for 2012 estimated realized prices and estimated conversion costs.
 (4) Cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a production basis. Site cash costs including site administration cost and silver revenue as a credit are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information. This measure is considered by management to be a key performance measure to monitor performance. Since this measure does not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This measure should not be considered in isolation as a substitute for measure of performance in accordance with IFRS.

As approximately 25% of mill feed for 2012 is now expected to be from the harder portion of the Turquoise pit, the Company has lowered the throughput rate to be processed in the mill to 50,000 tons per day for all of 2012. The impact of this change revises expected production levels from previous guidance to 49.2 to 54.3 million pounds and 9.0 to 10.0 million pounds of copper and molybdenum, respectively. On a copper equivalent(3) basis, 2012 production of 90.3 to 100.0 million pounds is 12% to 25% higher than the record production levels achieved in 2011. With continual production efficiencies and higher head grades expected to be experienced through the year, the Company should produce 9% and 13%, respectively, more copper and molybdenum in the second half than in the first half of 2012.

During 2012, capital expenditures at Mineral Park of US$9.2 million include a SAG recycle pebble crusher to increase recoveries at the mill, two 100-ton haul trucks and modifications to the crushers.

The Company also expects to incur US$9.6 million of capital expenditures, primarily for permitting and engineering design, at its El Pilar project to advance it to a “construction-ready” status (see December 20, 2011 press release for further information).

The Company’s capital program is expected to be funded with the Company’s current cash balances.

Quality Assurance/Quality Control
Gary Simmerman, BSc Mining Eng, FAusIMM, Mercator's VP Mineral Park Mine, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mineral Park technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding the completion of the pebble crusher and other modifications to the mill equipment, the effect of these modifications on production and throughput, discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the milling expansion at Mineral Park will continue to be viable operationally and economically, and the modifications to the mill equipment will proceed as expected; and (3) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.